Brownstein Hyatt Farber Schreck, LLP
Jeffrey M. Knetsch
Attorney at Law
303.223.1160 tel
303.223.0960 fax
jknetsch@bhfs.com

July 26, 2011

H. Roger Schwall
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-4628

RE:	Recovery Energy, Inc. (the "Company")
Amendment No. 2 to Registration Statement on Form S-1 (the "Amendment")
Filed June 2, 2011
File No. 333-169070

Dear Mr. Schwall:

In response to your letter to Roger A. Parker dated June 27, 2011 and on behalf of the Company, we provide the following responses to the comments contained in your letter.  We are also filing Amendment No. 3 to the Registration Statement simultaneously herewith.

General

1.
As you know, on May 24, 2011, the staff issued a comment letter to you regarding several of your Exchange Act filings.  Please advise us when you intend to respond to those comments and to submit the amended filings.

The Company intends to file amendments to its 2010 Form 10-K, Forms 10-Q for the periods ended September 30, 2010 and March 31, 2011 and proxy statement promptly following resolution of the remaining comments on the S-1.

2.
You provide different numbers for the amount of shares of common stock in each of the following three locations:

• The fee table;
• Footnote 1 to the fee table; and
• The prospectus cover page.

Revise to provide consistent and accurate disclosure in all three locations.  In that regard, we also refer you to prior comment 16 and reissue that comment insofar as the numbers shown in the opinion do not match the numbers shown on the prospectus cover page.

H. Roger Schwall
July 26, 2011

The total number of shares in the fee table is equal to the total of the share numbers in footnote 1 to the fee table in Amendment No. 2. We have added clarification language to footnote 1. The prospectus cover page contains a higher number of shares because, as noted at the bottom of the facing page on Amendment No. 2, pursuant to Rule 429 the prospectus also relates to shares issued pursuant to an earlier registration statement. We have added the number of shares being offered from the prior registration statement to the notation at the bottom of the facing page so that the numbers can be reconciled by a reader.

The Exhibit 5 opinion filed with Amendment No. 2 only covered the shares registered on this registration statement.  We have filed a revised opinion with Amendment No. 3 that covers all the shares offered by the prospectus.

3.
We note your response to comment three from our letter to you dated March 10, 2011, and we reissue the comment in part.  Please provide the following disclosure:

• Describe the internal controls that you use in your reserves estimation.
• Disclose the qualifications of the technical person primarily responsible for overseeing the preparations of your reserves estimates.  See Item 1202(a)(7) of Regulation S-K.
• Disclose your drilling and other exploratory and development activities.  See Item 1205 of Regulation S-K.
• Disclose material changes in proved undeveloped reserves and discuss the investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves, including capital expenditures.  See Item 1203 of Regulation S-K.

We have revised the disclosure in response to this comment on pages 27-29.  Note that we had no proved undeveloped reserves in 2009.

Risk Factors, page 3

4.
With regard to the new disclosure you added to this section, we refer you to prior comment 5 from our letter to you dated September 23, 2010.  Because you have added in this amendment new text which mitigates the risk or uses indirect “cannot assure” language, we reissue that comment.  As an example only, at page 5, you now refer to your intention to act in accordance with industry practices.  Please revise accordingly.

We have revised several risk factors in response to this comment.

Pro Forma Condensed Financial Statements, page 12

5.
We note your disclosure indicating that the operations of the Wilke Field Properties are included in Recovery’s statements of operations for “substantially the full period.”  We also note that you have eliminated previous references to the January 28, 2010 acquisition date and disclose on page 25 that your acquisition of the Wilke properties was effective on January 1, 2010.  Please confirm the Wilke acquisition effective date and specify the periods for which financial information for the Wilke properties is included in your consolidated financial statements, clarifying what you mean by “substantially the full period.”  To the extent the Wilke acquisition effective date was January 1, 2010, you will need to present Wilke predecessor audited balance sheet as of December 31, 2009 to comply with Regulation S-X Rule 8.02 for predecessor financial statements, as well as related MD&A for 2009.  To the extent the Wilke acquisition effective date was January 28, 2010, you will also need to present Wilke predecessor audited financial statements for the stub period from January 1, 2010 to January 27, 2010.

H. Roger Schwall
July 26, 2011

The Wilke acquisition was signed January 28, 2010 with an effective date of January 1, 2010.  We eliminated reference to the January 28 date in Amendment No. 2 to avoid confusion.  Because there was insignificant financial activity during the period January 1 through January 28, 2010 the Company accounted for the acquisition as of January 1 for reporting purposes.  We have clarified this and removed the phrase "substantially the full period."  We have included an audited balance sheet as of December 31, 2009 and MD&A for 2009.

Notes to the Unaudited Pro Forma Condensed Financial Statement, page 15

6.
We have read your response to prior comment 5 related to caption g. in your pro forma financial statements and note that you have revised your disclosure to clarify the reasons for your adjustment.  However we note that your revised disclosure states that the pro forma statements of operations assume that the acquisitions occurred on January 1, 2010, rather than January 1, 2009 as indicated on page 12.  Please correct this date inconsistency.

The date has been corrected in Amendment No. 3.

Audited Consolidated Financial Statements for the Year Ended December 31, 2010

Note 11 – Shareholders' Equity, page F-25

7.
We have read your response to prior comment 10 and understand that in substance, you view the transaction as a cancellation of the 5,000,000 shares that the former Universal shareholders agreed to return in accordance with the terms of the purchase agreement and a separate issuance of the shares by the company to your Chairman and controlling shareholder group.  We note that upon re-issuance, the shares were fair valued and recorded as a $17.7 million reorganization and merger expense in 2009. Please address the following additional points:

• Clarify for us your rationale for characterizing the re-issuance of the shares as a reorganization and merger expense if you do not view it as related to the reverse merger.
• Clarify for us whether the parties within the controlling shareholder group received their pro rata share of the 5 million shares consistent with the allocation of shares that they received in the reverse merger.
• If you believe that this expense was compensatory in nature, clarify the services that were provided or the benefits that you received in exchange for the issuance of these shares, and whether the shares vested immediately or over a period of time.

We have re-characterized the re-issuance of the shares as a corporate restructuring and related consultation expense to more accurately tie the expense to the post-merger decision by the new management and board to change the Company's business direction.  We have made appropriate revisions to the income statement to reflect this.

The 5,000,000 shares were not allocated pro rata among the control group.  Roger Parker, our board chair, was not part of the control group and received 1,500,000 of the shares.  The remaining shares were distributed based on the relative service contributions to the Company by the members of the control group.  Members of the control group provided strategic advise related to corporate structuring, governance and finance, and one member of the control group recruited Mr. Parker to the Company.

H. Roger Schwall
July 26, 2011

8.
We have read your response to prior comment 13 regarding your accounting view on the replacement warrants.  We have consulted our Corporation Finance Division’s Office of the Chief Accountant and believe that your grant of the replacement warrants is similar to a modification of warrants, and that recognition of an investor relations non-operating expense for the incremental value of the replacement warrants would be appropriate since they were given as an inducement for the warrant holders to exercise the existing warrants for cash. We believe that an analogy to the guidance contained in FASB ASC Section 718-20-35 would be appropriate in this situation.

We have restated our 2010 financial statements in Amendment No. 3 to recognize an investor relations non-operating expense and accumulated deficit in the March 31, 2011 interim statements as suggested in this comment.  We will include the restated financial statements in the amendment to our Form 10-K and  September 30, 2011 and March 31, 2011 Form 10-Qs once the comments on the S-1 have been resolved.

9.
We have read your response to prior comment 11 and understand that you continue to view the purchase agreements related to your acquisition of the Wilke properties as independent transactions that require separate accounting.  Please address the following points:

• We note that section 3 of the Purchase and Sale Agreement dated January 1, 2010 filed at Exhibit 10.11 to your Form 10-K for the year ended December 31, 2009, specifies that the purchase price includes 1,450,000 shares and $4.5 million in cash, indicating that these shares were clearly factored into the seller’s decision to sell you the Wilke properties in January 2010.  It appears that you will need to revise your financial statements and related disclosures for the years ended December 31, 2009 and December 31, 2010 to reflect the issuance of these shares in your purchase accounting.  Any cost paid in excess of the fair values of the properties acquired would be treated as goodwill.
• Please explain how you determined that the 1,450,000 shares should be valued at $5.1 million, providing details of other market transactions in your common stock that supported your determination of fair value.

An incorrect version of the second Purchase and Sale Agreement for the Wilke field was filed as an exhibit to our Form 10-K for the year ended December 31, 2009.  The final signed version of the agreement specifies a cash only purchase price of $4.5 million.  The correct version has been filed as an exhibit to Amendment No. 3.

On December 2, 2009, the Company and the seller executed the first Purchase and Sale Agreement covering the subject properties. The first agreement required consideration to be paid of 1,450,000 shares plus $2.2 million cash. Cash payment was required to be posted prior to December 18, 2009.  The payment required on December 18, 2009 was not made, and the first agreement was modified to provide that the 1,450,000 shares were immediately transferred to the seller as a non-refundable deposit. The modified agreement required delivery of the cash portion of the consideration ($2.2 million) by January 15, 2010; otherwise, the agreement would be terminated, and all obligations null and void.

The cash portion of the consideration was not delivered to Seller by the due date, the first agreement terminated by its terms and the seller retained the shares as a non-refundable deposit.

On January 28, 2010, a new Purchase and Sale Agreement covering the subject properties was executed by the parties. This agreement required total consideration of $4.5 million, payable in cash. Closing occurred in February 2010. (As noted above, an incorrect copy of this agreement was filed with the Company's December 31, 2009 report on Form 10-K. A correct copy has been filed with Amendment No. 3).

H. Roger Schwall
July 26, 2011

The Company accounted for the 1,450,000 shares representing the non-refundable deposit as an item in "Fair value of common stock and warrants issued in aborted property acquisitions" in its fiscal period ended December 31, 2009. The expense amount associated with these shares was $5.1 million. The Company accounted for the closing of the second agreement as a $4.5 million property acquisition in its fiscal year ended December 31, 2010.

With respect to the valuation of the 1,450,000 shares, a trading history of RECV common stock during the month of December 2009 follows:

Date	Open	High	Low	Close	Volume
12/1/2009	4.8	5.1	4.75	4.8	5900
12/2/2009	4	4	4	4	10000
12/3/2009	4	4.5	4	4.25	52500
12/4/2009	4.25	4.5	4	4.5	125600
12/8/2009	4	4.02	4	4.02	298972
12/9/2009	5	5	5	5	500
12/18/2009	4.25	4.25	4.25	4.25	18800
12/21/2009	4	4.02	4	4	303000
12/22/2009	4.5	4.5	4.5	4.5	10000
12/30/2009	5	5	5	5	3000
12/31/2009	5	5.5	5	5.5	5200

Using a determination date of December 18, 2009, we valued the 1,450,000 shares at $5.1 million, or approximately $3.50 per share, based on ASC 820. In performing this valuation, the Company considered market transactions for its common stock during the immediate periods before and after the valuation date. This data, as shown above, suggested a market value for freely trading shares of approximately $4.00 per share. This value was discounted by approximately 15% to reflect the restricted nature of the stock, and the anticipated lack of liquidity associated with this relatively large block of stock. This discount was also consistent with the implied valuations of unregistered common stock used as consideration in other transactions.

We acknowledge that alternative valuation approaches were available, including the approach of marking the value of these shares at market. In that approach, we suggest that, based upon trading history, the "mark to market" price would be no lower than $4.00 per share and no higher than $4.25 per share. Had we used a price in this range, the additional expense recorded by the Company would have been between $725,000 and $1,100,000, and is considered not material to the overall operating results of the period.

Unaudited Consolidated Financial Statements for the Quarter Ended March 31, 2011

Note 2 – Oil and Gas Properties, page F-43

10.
We note your disclosure indicating that you closed on the acquisition of oil and gas properties in Laramie County, Wyoming in March 2011 for a purchase price of $6.5 million in cash and $5.8 million in stock.  Please tell us why you have not included disclosures required by FASB ASC Section 805-10-50 and why you have not filed pro forma financial information and separate financial statements for the business acquired to comply with Rules 8-04 and 8-05 of Regulation S-X.

H. Roger Schwall
July 26, 2011

The acquired properties are undeveloped, not producing, therefore pro forma financial information is not required.  We have clarified this in Amendment No. 3 and will do so in future filings.

If you have any further questions or comments, please do not hesitate to contact me.  Thank you.

Sincerely,

___/s/ Jeffrey M. Knetsch
Jeffrey M. Knetsch